AUTOCHINA INTERNATIONAL LIMITED

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held June 26, 2014

To the Shareholders of

AutoChina International Limited

Notice is hereby given that the Annual Meeting of the Shareholders of AutoChina International Limited (the “Company”) will be held on June 26, 2014 at 10:00 a.m. local time at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China.  The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2014;

3.	To amend the Company’s Memorandum of Association to reflect the increase in the Company’s share capital which was previously approved by the Company’s shareholders; and

4.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on May 27, 2014 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The share transfer books of the Company will not be closed.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly to ensure your representation at the meeting.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83827688.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://www.autochinaintl.com/list2.aspx?id=117

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman and Chief Executive Officer

Dated: June 5, 2014

Table of Contents

Page

PROXY STATEMENT	1

PROPOSAL NO. 1: ELECTION OF DIRECTORS	3

THE BOARD OF DIRECTORS AND COMMITTEES	6

REPORT OF THE AUDIT COMMITTEE	10

DIRECTOR COMPENSATION	11

EXECUTIVE OFFICERS	12

EXECUTIVE COMPENSATION	14

SECURITIES OWNERSHIP	22

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	24

PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT AUDITORS	27

PROPOSAL NO. 3: TO AMEND THE COMPANY’S MEMORANDUM OF ASSOCIATION TO REFLECT THE INCREASE IN THE COMPANY’S SHARE CAPITAL WHICH WAS PREVIOUSLY APPROVED BY THE COMPANY’S SHAREHOLDERS	29

GENERAL	30

AUTOCHINA INTERNATIONAL LIMITED

27/F Kai Yuan Tower, No. 5, East Main Street,

Shijiazhuang, Hebei

People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China, on June 26, 2014, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Proposal No. 1: Election of Directors.”

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about June 6, 2014.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on May 27, 2014 are entitled to vote at the meeting. On the record date, the Company had 23,549,356 Shares issued and outstanding entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required for the election of our directors and the ratification of the appointment of Marcum Bernstein & Pinchuk LLP, independent certified public accountants, as our independent auditors. The affirmative vote of two-thirds of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required for the approval of the amendment to our Memorandum of Association.

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon local time on June 25, 2014 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Proposal No. 1. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. Please note that the rules regarding how brokers may vote your Shares have changed. Brokers may no longer vote your Shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your Shares.

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PROPOSAL NO. 1: ELECTION OF DIRECTORS

The Board of Directors has nominated 4 current directors for re-election, and nominated Mr. Spencer Ang Li for election, as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. Mr. Hui Kai Yan is not standing for re-election and his term as a director will cease upon the election of his successor at the Annual Meeting of Shareholders. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Yong Hui Li, 53, has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of ACG and Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics. Yong Hui Li is Spencer Ang Li’s father.

James Cheng-Jee Sha, 64, has served as a member of AutoChina’s Board of Directors since its inception. Mr. Sha served as Chairman of AutoChina’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Amorize Corp. From 1998 to 2000, Mr. Sha also served on the board of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

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Diana Chia-Huei Liu, 49, has served as a member of AutoChina’s Board of Directors since its inception. Ms. Liu served as President of AutoChina from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full- service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, AutoChina’s prior Chief Financial Officer.

Leon Ling Chen, 50, has served as a member of AutoChina’s Board of Directors since December 29, 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

Spencer Ang Li, 25, has served as the Chief Executive Officer of Top Auto International Limited (“Top Auto”), a wholly owned subsidiary of AutoChina, since March 14, 2014. Prior to joining Top Auto, from July 2011 to January 2014 Mr. Li was an Investment Banking Analyst at Cogent Partners in New York, an advisor for private equity secondary transactions. During his tenure at Cogent, Mr. Li conducted fund due diligence, managed marketing processes, and participated in the sale and transfer of over $1.5 billion in limited partnership interests on behalf of public pensions, large regional banks, asset managers, and other financial institutions. Mr. Li is also a partner of ValleyBridge Properties, LLC, a real estate fund that invests in distressed single family homes and vacation home developments in Orlando, Florida, which he co-founded in 2012. Mr. Li received a BS in Economics and BA in Psychology from Duke University in 2011. Spencer Ang Li is Yong Hui Li’s son.

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Involvement in Certain Legal Proceedings

On April 11, 2012, the SEC filed a lawsuit against us and 11 holders of our Shares, including Mr. Hui Kai Yan, our Secretary and a member of our Board of Directors, alleging the deliberate manipulation of trading in our Shares to create the appearance of a liquid and active market. We continue to work closely with our legal counsel and advisors to defend us. We are unable at this time to predict the outcome of this lawsuit; we are, however, in negotiations with the SEC regarding settlement. In addition, the existence of the SEC’s lawsuit may adversely affect our reputation with regard to certain business dealings, whose nature and scope are difficult to predict.

To the best of our knowledge, there have been no other events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, director nominee, executive officer, promoter or control person of the Company during the past ten years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your Shares are held in street name, your broker, bank, custodian, or other nominee holder may not be able to vote your Shares on this proposal unless you direct the holder how to vote, by marking your proxy card or by following the instructions on the proxy card to vote by Internet.

5

THE BOARD OF DIRECTORS AND COMMITTEES

During the year ended December 31, 2013, the Board of Directors met four times and took action by written consent on three occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board of Directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that James Cheng-Jee Sha, Diana Chia-Huei Liu and Leon Ling Chen are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”).

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
James Cheng-Jee Sha	C	M	M
Diana Chia-Huei Liu	M	M	C
Leon Ling Chen	M	C	M

C Committee Chair
M Committee Member

Audit Committee.  The Company has a separately designated standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 in May 2009. The audit committee, consisting of Messrs. Sha and Chen and Ms. Liu, oversees the Company’s financial reporting process on behalf of the Board of Directors. The audit committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2013, the audit committee met four times and took action by written consent on two occasions. The audit committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions; and

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our Board of Directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

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Governance and Nominating Committee. The governance and nominating committee, established in May 2009, consists of Messrs. Sha and Chen and Ms. Liu, and is responsible for identifying potential candidates to serve on our Board of Directors and its committees. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://ww.autochinaintl.com. During the year ended December 31, 2013, the governance and nominating committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the Board of Directors;

•	recruiting, reviewing and nominating candidates for election to the Board of Directors or to fill vacancies on the Board of Directors;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding Board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the Board of Directors should send their letters to AutoChina International Limited, 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year. For a list of information required to be submitted with a recommendation, please contact the Company’s secretary at the address listed above.

In accordance with the Company’s Governance and Nominating Committee Charter, the governance and nominating committee will consider those factors it deems appropriate in evaluating director nominees made either by the Board of Directors or Shareholders, including but not limited to independence as defined in Rule 5605(a)(2) of the Listing Rules, professional reputation, ability to understand financial statements, relevant experience and expertise, knowledge of the Company and issues affecting the Company, moral and ethical character, and the ability to suggest business opportunities. Depending upon the current needs of the Board of Directors, certain factors may be weighed more or less heavily. In considering candidates for the Board of Directors, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

The Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

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Compensation Committee.  The compensation committee, established in May 2009, consists of Messrs. Sha and Chen and Ms. Liu and is responsible for making recommendations to the Board of Directors concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The compensation committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2013, the compensation committee did not meet and did not take any action by written consent. The committee’s responsibilities include the following functions:

•	at least annually review the Company’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the Board of Directors), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider the Company’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•	at least annually review and make recommendations to the Board of Directors with respect to non-executive officer and independent director compensation to assist the Board of Directors in making the final determination as to non-executive officer and independent director compensation;

•	attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the Board of Directors regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•	approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or the Board of Directors;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•	review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Li’s service as both Chairman of the Board of Directors and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Li possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

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The Board of Directors has not designated a lead director. Given the limited number of directors comprising the Board of Directors, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board of Director’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board of Directors and its committees providing oversight as necessary in connection with those efforts.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries. Reference is made to the disclosure under the subsection titled “Proposal No. 1: Election of Directors–Involvement in Certain Legal Proceedings” with respect to the claim filed by the SEC on April 11, 2012.

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2013, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

The members of the audit committee are:

James Cheng-Jee Sha, Chairman
Diana Chia-Huei Liu
Leon Ling Chen

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DIRECTOR COMPENSATION

Summary of Director Compensation

Beginning in September 2009, AutoChina’s compensation committee determined to pay $30,000 per annum to its independent directors.

The following table provides compensation information for our non-employee directors for 2013:

Name	Fees Earned or Paid in Cash ($)	Option awards ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)
James Cheng-Jee Sha	30,000	–	–	–	30,000
Diana Chia-Huei Liu	30,000	–	–	–	30,000
Leon Ling Cheng	30,000	–	–	–	30,000

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office

Yong Hui Li	52	Chairman, Chief Executive Officer, and President

Lei Chen	47	Senior Vice President

Jason Wang	38	Chief Financial Officer

Xing Wei	53	Chief Operating Officer

Hui Kai Yan	49	Director and Secretary

Please refer to the section titled “Proposal No. 1: Election of Directors” for information regarding Yong Hui Li.

Lei Chen has served as AutoChina’s Senior Vice President since April 9, 2009. Mr. Chen has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Chen served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Chen received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Jason Chia-Lun Wang has served as AutoChina’s Chief Financial Officer since July 2009. Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and bachelor degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Xing Wei has served as AutoChina’s Chief Operating Officer since April 9, 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan, a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

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Hui Kai Yan, 49, has served as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors since April 9, 2009. Mr. Yan has also served as the Chief Operating Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Mr. Yan has been Senior Vice-President of ACG since September 2008, and was vice president of Hebei Kaiyuan from August 1997 to September 2000. His responsibilities include Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to AutoChina by certain employees, including its Chief Executive Officer and its Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)		Stock Awards ($)	All other Compen- sation ($)	Total Compen- sation ($)
Yong Hui Li, Chief Executive Officer	2013	—	—	—		—	—	—
Hui Kai Yan, Director	2013	34,399	—	111,488	(1)	—	—	145,887
Xing Wei, Chief Operating Officer	2013	38,486	—	252,115	(1)	—	—	290,601
Jason Wang, Chief Financial Officer	2013	220,000	10,000	111,488	(1)	—	—	341,488
Lei Chen, Senior Vice-President	2013	34,399	—	111,488	(1)	—	—	145,887

(1)	On March 23, 2011, August 19, 2010 and September 3, 2009, stock options for 72,000, 52,800 and 105,600 shares of AutoChina with an exercise price of $36.38, $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On August 19, 2010 and September 3, 2009, stock options for 38,400 and 76,800 shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $14.50 per share. The exercise prices of the stock options granted on March 23, 2011 and August 19, 2010 were affected and reduced to $14.50 per share thereafter. The value reported for each executive is the cost recognized in our financial statements during fiscal 2013, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

AutoChina has entered into employment agreements with certain of its executive officers. The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers.

The term of the initial employment agreements was from April 9, 2009 until April 9, 2012 unless earlier terminated (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012). The employment agreements with the executives were renewed on April 9, 2012 until April 9, 2015 (except in the case of Mr. Wang whose employment agreement was renewed on October 11, 2012 until October 11, 2015);

•	Yong Hui Li receives no compensation for serving as Chief Executive Officer, Jason Wang receives $220,000 per year as compensation for serving as Chief Financial Officer, Wei Xing receives $38,486 per year as compensation for serving as Chief Operating Officer, Hui Kai Yan receives $34,399 per year as compensation for serving as Secretary and Chen Lei receives $34,399 per year as compensation for serving as Senior Vice President. No executive officer is entitled to a bonus, unless otherwise approved by the board of directors;

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•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan, which we refer to as the Incentive Plan, was approved and took effect on April 8, 2009, upon the approval by the shareholders of AutoChina International Limited.

Under the terms of the Incentive Plan, 1,675,000 Shares are reserved for issuance in accordance with its terms (provided, however, that awards which are dividend equivalent rights, share appreciation rights or restricted share units may be settled in cash or in Shares, as determined by the terms of the applicable award agreement, and will only reduce the number of Shares that may be granted under the Incentive Plan to the extent they are settled in Shares. All awards under the Incentive Plan are made by AutoChina’s Board of Directors or its Compensation Committee.

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The purposes of the Incentive Plan are to assist AutoChina to attract and retain the best available personnel, to provide additional incentives to its employees, directors and consultants, and to promote the success of AutoChina’s business. The various types of awards that may be issued under the Incentive Plan will enable AutoChina to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of AutoChina and all employees and consultants of its affiliates are eligible to be granted awards under the Incentive Plan.

Description of the Incentive Plan

A summary of the principal features of the incentive plan is provided below, but is qualified in its entirety by reference to the full text of the incentive plan, a copy of which is attached as Annex E to AutoChina’s Final Proxy Statement, filed as Exhibit 99.1 to AutoChina’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 11, 2009.

Awards

The incentive plan provides for the grant of any type of arrangement to an employee, director or consultant of AutoChina or its affiliates, which involves or might involve the issuance of ordinary shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of the ordinary shares, to directors, employees and consultants of AutoChina or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of ordinary shares subject thereto, if any, will again be available for grant under the Incentive Plan. The number of ordinary shares with respect to which stock options or stock appreciation rights may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000. The number of restricted ordinary shares or restricted share units which may be granted to a grantee under the incentive plan in any calendar year cannot exceed 500,000.

As of March 31, 2014, there are approximately 3,015 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina or its affiliates are eligible to participate in the incentive plan as well.

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, AutoChina granted 681,840, 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the Incentive Plan. The exercise price under each of these stock options is $9.50, $25.65, $23,80, $27.19 and $36.38, respectively, the closing price of the Ordinary Shares on the date of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares, which is $14.50 per share. The amendment affected 984,048 shares of stock options granted during the prior periods. The reduction in the exercise price of the stock options increased the fair value of share-based expense by $1,281,000 in the year ended December 31, 2012. The Company’s amendment also increased the unrecognized compensation expenses by $575,000 which will increase the general and administrative expenses and additional paid-in capital throughout the remaining vesting period of the respective stock options.

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As of December 31, 2013, 29,250 of these stock options had been exercised, and AutoChina recorded compensation expense of $15,039,000 based on estimated fair value of the stock options on their dates of grant. All of the exercised stock options utilized a net exercise method, and therefore, the Company did not received any cash proceeds from their exercise. The per share fair value of the stock options granted under the Incentive Plan was initially estimated using the Black-Scholes option-pricing model with the following assumptions:

Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011
Dividend yield (1)	None	None	None	None	None

Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%

Volatility (3)	47.00%	42.00%	43.00%	46.00%	60.00%

Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its Shares.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its Shares at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the Incentive Plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The Company used the binomial model to estimate the fair value of the modified options to reflect the amendment of the exercise prices of 984,048 shares of stock options previously granted in August 2012, using the following assumptions:

Date of Grant	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011
Dividend yield (1)	None	None	None	None

Risk - free interest rate (2)	1.08%	1.17%	1.23%	1.30%

Volatility (3)	40.00%	40.00%	40.00%	40.00%

Expected Life (in years) (4)	7.30	7.80	8.00	8.60

(1)	The Company has no expectation of paying regular cash dividends on its common stock.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

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(3)	The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry.

(4)	The expected life of stock options granted under the incentive plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes the outstanding stock options granted under the Incentive Plan as at December 31, 2013, related weighted average fair value and life information:

Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2012	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2012	Weighted Average Exercise Price
$9.50 to $14.50	1,491,228	$4.77	6.05	1,409,326	$12.23

Administration of the Incentive Plan

The Incentive Plan is administered by either AutoChina’s Board of Directors or its compensation committee (referred to as the Committee), if the Board of Directors delegates administration of the Incentive Plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the Committee, the Committee, has the authority, in its discretion, subject to the express limits of the Incentive Plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of Shares or the amount of other consideration subject to each award, the exercise price under each stock option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the Shares, the terms and conditions of each award, the forms of award agreements to be used under the Incentive Plan and any required withholdings. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, may amend, modify or terminate any outstanding award, provided that the awardee’s written consent to such action is required if the action would adversely affect the awardee. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, is also authorized to construe the award agreements and may prescribe rules relating to the Incentive Plan. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, Committee, may reduce the exercise price of stock options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) may have a per Share exercise or purchase price, if any, of less than 100% of the fair market value of Share on the date of grant.

Special terms relating to Stock Options

The Incentive Plan provides for the grant of stock options, which may be either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, may determine; however, the per Share exercise price under a stock option granted under the Incentive Plan may not be less than 100% of the “fair market value” (as defined in the Incentive Plan) of Share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the Shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, may permit a cashless “net exercise” of stock options granted under the Incentive Plan. As of December 31, 2013, all the stock options granted under the Incentive Plan are ISOs.

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Additional Terms

Under the Incentive Plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

Stock options granted under the Incentive Plan as ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the awardee, only by the awardee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the awardee: (a) to a “holding company” (as defined in the Incentive Plan) of such awardee, or (B) to the extent and in the manner authorized by the Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee. No Shares will be delivered under the Incentive Plan to any awardee or other person until such awardee or other person has made arrangements acceptable to the Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares under the Incentive Plan.

Amendments

The Board of Directors may at any time amend, suspend or terminate the Incentive Plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the Incentive Plan or its termination may be effected if it would adversely affect the rights of an awardee with respect to a previously-awarded award under the Incentive Plan.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to awardees under the Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. awardees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the Incentive Plan. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, awardees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired Shares. This summary assumes that U.S. awardees will hold their Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. awardee, which are discussed generally in the section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 in the section captioned “Taxation – United States Federal Income Taxation – Tax Consequences to U.S. Holders – Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Incentive Plan or Shares issued pursuant thereto. All awardees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the Incentive Plan or Shares issued pursuant thereto.

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A U.S. awardee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. awardee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the Shares acquired on the date of exercise over the exercise price thereunder, and AutoChina, were it subject to U.S. federal income taxation, generally would be entitled to a deduction for such amount at that time. If the U.S. awardee later sells Shares acquired pursuant to the exercise of an NQSO, the U.S. awardee generally recognizes a long-term or a short term capital gain or loss, depending on the period for which the Shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. awardee generally does not recognize taxable income. If a U.S. awardee disposes of the Shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the Shares to the U.S. awardee, the U.S. awardee generally recognizes a long-term capital gain or loss, and AutoChina, were it subject to U.S. federal income taxation, would not be entitled to a deduction. However, if the U.S. awardee disposes of such Shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. awardee may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the U.S. awardee’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the Shares for which the ISO is exercised over the exercise price thereunder for such Shares is a preference item for purposes of the AMT. In addition, the U.S. awardee’s basis in such Shares is increased by such excess for purposes of computing the gain or loss on the disposition of the Shares for AMT purposes. If a U.S. awardee is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the U.S. awardee’s regular income tax liability (and, in certain cases, may be refunded to the U.S. awardee) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. awardee who receives a bonus of restricted Shares or who purchases restricted Shares, which, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the Shares at such time over any amount paid by the U.S. awardee for the Shares. Alternatively, a U.S. awardee may elect to be taxed upon receipt of the restricted Shares based on the value of the Shares at the time of receipt. AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. awardee and in the same amount. Dividends received with respect to such restricted Shares are generally treated as compensation, unless the U.S. awardee elects to be taxed on the receipt (rather than the vesting) of the restricted Shares.

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A U.S. awardee generally does not recognize income upon the grant of an SAR. A U.S. awardee recognizes ordinary compensation income upon the exercise of an SAR equal to the increase in the value of the underlying Shares, and AutoChina, were it subject to U.S. federal income taxation, generally would be entitled to a deduction for such amount.

A U.S. awardee generally does not recognize income in connection with a dividend equivalent right or restricted share unit until payments are received thereunder. At such time, the U.S. awardee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any Shares received, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

Retirement Benefits

As of December 31, 2013, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Our subsidiaries have no further commitments beyond this monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

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SECURITIES OWNERSHIP

The following table sets forth, as of May 27, 2014, certain information regarding beneficial ownership of AutoChina’s Shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s Shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)
Honest Best Int’l Ltd. (3)	15,759,781		66.92%
Yong Hui Li	15,759,781	(4)	66.92%
James Cheng-Jee Sha	1,295,157	(5)	5.50%
Diana Chia-Huei Liu	301,161	(6)	1.28%
Xing Wei	319,542	(7)	1.34%
Leon Ling Chen	5,000	(8)	*
Lei Chen	186,344	(9)	*
Jason Wang	130,300	(10)	*
Hui Kai Yan	170,500	(11)	*
Spencer Ang Li	0		*
All directors and executive officers as a group (eight individuals)	18,167,785	(12)	77.15%

*	Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Heibei, People’s Republic of China.

(2)	Based on 23,549,356 Shares of AutoChina issued and outstanding as of May 27, 2014, except that Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such Shares.

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(4)	Consists of 15,759,781 Shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 Shares of AutoChina owned by James Cheng-Jee Sha, and 480,000 shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust, and 300,000 ordinary shares owned by Irrevocable Trust of James CJ Sha and Wen-Hsing Sha. Mr. Sha’s spouse is a trustee of this trust.

(6)	Includes 9,798 Shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 217,300 shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(8)	Includes 2,200 Shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

(9)	Consists of 23,944 ordinary shares and 114,400 shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 48,000 ordinary shares of AutoChina owned by Lei Chen’s spouse.

(10)	Includes 114,400 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(11)	Includes 114,400 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(12)	Includes 560,500 Shares underlying 576,000 incentive stock options exercisable within 60 days of this Proxy Statement.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to the section titled “Executive Compensation—AutoChina International Limited 2009 Equity Incentive Plan.”

As of May 27, 2014, approximately 29.6% of the Shares were held by residents of the United States and there were 4 shareholders of record in the United States.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount of $5.4 million due to Hebei Kaiyuan is unsecured, payable on demand, and was initially non -interest bearing. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

The amount of $32.6 million due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount is due and payable and accrues interest at the one-year rate announced by the People’s Bank of China. (6.00% as of December 31, 2013).

On July 3, 2012 and September 29, 2012, the Company borrowed $4.8 million and $3.2 million, respectively, in the form of one-year unsecured loans from Kaiyuan Shengrong. The loans bear the average interest rate of 6.93% per annum, which are adjustable in connection with the base rate established by the People’s Bank of China. The loans matured and were repaid in July 2013.

The amount due to Smart Success Investment Limited (“Smart Success”) was non-interest bearing, unsecured and due on demand by the lender.

The outstanding amounts due to related parties were as follows:

$ in thousands	Notes	December 31, 2013
Due to affiliates:
Mr. Li	(1)	$144
Alliance Rich	(2)	32,560
Hebei Kaiyuan	(2)	1,162
Kaiyuan Shengrong	(2)	5,430
Smart Success	(2)	9
Total		$38,143

Note:

(1)	The Chairman and Chief Executive Officer of AutoChina.

(2)	Entity controlled by Mr. Li.

Accounts Payable, Related Parties:

As of December 31, 2013, the Company purchased commercial vehicles from Ruituo, a company which is controlled by Mr. Li’s brother. The amount due to Ruituo was non-interest bearing until October 2011. In addition, the payable balance is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables.

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In December 2013, the Company began obtaining short-term trade financing for the continuing operations to purchase commercial vehicles from Hebei Beiguo Auto Mall Limited (“Beiguo Auto”) and Xinji Beiguo Mall Limited (“Xinji Beiguo Mall”), companies affiliated with Mr. Li., the Company’s Chairman and Chief Executive Officer. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained pursuant to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. Accordingly, the Company has classified the movements in these payable balances as financing activities on the statement of cash flows.

The outstanding amount of accounts payable, related party as of December 31, 2013 was as follows:

$ in thousands	Note	December 31, 2012
Ruituo	(1)	$45,025
Beiguo Auto	(2)	3,116
Xinji Beiguo Mall	(2)	9,445

(1)	Entity controlled by Mr. Li’s brother.

(2)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%

During the year ended December 31, 2013, the details of the related party transactions were as follows:

$ in thousands	Notes	Year ended December 31, 2013
Related Parties Transactions
Capital nature:
Hebei Kaiyuan	(1) (a)	$20,973
Hebei Kaiyuan	(1) (d)	19,562
Kaiyuan Shengrong	(1) (b)	10,487
Kaiyuan Shengrong	(1) (c)	10,487
Hebei Ruijie Hotel Management Co. Ltd	(1) (a)	24,200
Ruituo	(2) (a)	24,200
Beijing Wantong Longxin Auto Trading Co., Ltd.	(3) (d)	2,662
Mr. Li	(4) (a)	69,374
Alliance Rich	(1) (f)	339

Trading nature:
Hebei Kaiyuan	(1) (f)	$329
Kaiyuan Shengrong	(1) (f)	325
Ruituo	(2) (e)	557,614
Ruituo	(2) (f)	896
Beiguo Auto	(5) (e)	3,025
Beiguo Auto	(5) (f)	20
Xinji Beiguo Mall	(5) (e)	9,168
Xinji Beiguo Mall	(5) (f)

Notes :

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.
(3)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(4)	The Chairman and Chief Executive Officer of AutoChina.
(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

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Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.
(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.
(g)	Deposits for inventories made by the Company to affiliates for the purchase of commercial vehicles and amounts returned during the year.

Since the year ended December 31, 2010, the Company started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo, at a markup of approximately 0.3%. The balance due on such purchase is interest-free, unsecured and due on demand and was initially interest-free. In October 2011, Ruituo began charging interest at 8.00% per annum to the Company for the payables. During the year ended December 31, 2013, we purchased commercial vehicles from Ruituo amounting to $557,615,000 and incurred interest expense of $896,000.

Since December 2013 the Company began obtaining short-term trade financing for the continuing operations to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall. During the year ended December 31, 2013, we purchased commercial vehicles from Beiguo Auto amounting to $ 3,025,000 and incurred interest expense of $20,000, and purchased commercial vehicles from Xinji Beiguo Mall amounting to $9,168,000 and incurred interest expense of $61,000.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate of Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved to and began occupying its new wholly-owned office space in the Kai Yuan Center.

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PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Marcum Bernstein & Pinchuk LLP (“MBP”) as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2014, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of MBP is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING ADVISORY RESOLUTION:

RESOLVED, that the appointment of Marcum Bernstein & Pinchuk LLP to act as the Company’s independent auditor for the year ending December 31, 2013 be, and hereby is, ratified.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Marcum Bernstein & Pinchuk LLP and Crowe Horwath LLP for fiscal years ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Audit Fees – Marcum Bernstein & Pinchuk LLP	$524,645	$591,061
Audit-Related Fees – Marcum Bernstein & Pinchuk LLP	—	107,578
Audit-Related Fees – Crowe Horwath LLP	—	3,800
Total Fees	$524,645	$702,439

Audit Fees

Marcum Bernstein & Pinchuk LLP audit fees for 2013 and 2012 consist of the audits of our financial statements for the years ended December 31, 2013, 2012 and 2011 and the reviews of our interim financial statements included in 6-K filings for 2013 and 2012.

Audit-Related Fees

In 2012, Marcum Bernstein & Pinchuk LLP billed $107,578 for Audit-Related services, which is mainly in connection with the response of SEC subpoena issued to Marcum Bernstein & Pinchuk LLP for the Company in 2012. Furthermore, Marcum Bernstein & Pinchuk LLP also provided Audit-Related services to perform a special audit for the financial statements of the Company’s subsidiary, Heat Planet for the five months ended May 31, 2012.

In 2012, Crowe Horwath LLP billed $3,800 for Audit-Related services in connection with the consent to include 2009 audited financial statements in 2011 Annual Report on Form 20-F filed in 2012.

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Tax Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP or Crowe Horwath LLP for tax services rendered during fiscal years ended December 31, 2013 and 2012.

All Other Fees

There were no fees billed by Marcum Bernstein & Pinchuk LLP or Crowe Horwath LLP for other professional services rendered during fiscal years ended December 31, 2013 and 2012.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors for the fiscal years 2013 and 2012 were pre-approved by the audit committee in this manner.

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PROPOSAL NO. 3: TO AMEND THE COMPANY’S MEMORANDUM OF ASSOCIATION TO

REFLECT THE INCREASE IN THE COMPANY’S SHARE CAPITAL WHICH WAS

PREVIOUSLY APPROVED BY THE COMPANY’S SHAREHOLDERS

General

We are proposing to amend our Amended and Restated Memorandum of Association to reflect the increase in the number of Shares that the Company is authorized to issue from 50,000,000 Shares to 100,000,000 that was previously approved by the Company’s shareholders at the Company’s annual meeting held in 2012. WE ARE NOT INCREASING OUR AUTHORIZED SHARES. We are simply amending our Amended and Restated Memorandum of Association to reflect the previously approved increase.

If our shareholders approve this Proposal 3, Clause 8 of our Amended and Restated Memorandum of Association, as amended, will read as follows:

“The share capital of the Company shall be US$101,000 divided into 100,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each.”

The Reasons for the Amendment

The Board of Directors has determined that it is appropriate for the Company to amend the Amended and Restated Memorandum of Association to reflect the previously approved increase in authorized shares.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED AS A SPECIAL RESOLUTION THAT Clause 8 of the Company's Memorandum of Association be deleted in its entirety and be replaced with the following new Clause 8:

“8.          The share capital of the Company shall be US$101,000 divided into 100,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of a nominal or par value of US$0.001 each.”

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GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o AutoChina International Limited, 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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ANNUAL MEETING OF SHAREHOLDERS OF

AUTOCHINA INTERNATIONAL LIMITED

JUNE 26, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.autochinaintl.com/list2.aspx?id=117

Please sign, date and mail your proxy card in the envelope provided promptly.

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PROXY

AUTOCHINA INTERNATIONAL LIMITED

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of the Company located at 27/F Kai Yuan Tower, No. 5, East Main Street, Shijiazhuang, Hebei, People’s Republic of China, on June 26, 2014, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” proposals 1, 2 and 3. The Board of
Directors recommends that you vote “FOR” proposals 1, 2 and 3.

1.           Election of Directors

Yong Hui Li	FOR ☐	AGAINST ☐	ABSTAIN ☐
James Cheng-Jee Sha	FOR ☐	AGAINST ☐	ABSTAIN ☐
Diana Chia-Huei Liu	FOR ☐	AGAINST ☐	ABSTAIN ☐
Leon Ling Chen	FOR ☐	AGAINST ☐	ABSTAIN ☐
Spencer Ang Li	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.           Ratification of the appointment of Marcum Bernstein & Pinchuk LLP as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.           Approval of amendmen to the Company’s Memorandum of Association to reflect the increase in the Company’s share capital which was previously approved by the Company’s shareholders.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals.

Signature of Shareholder:	Date:	, 2014

Signature of Shareholder:	Date:	, 2014

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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